EXHIBIT 12.1
STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
CALCULATION OF RATIO OF EARNINGS TO TOTAL FIXED CHARGES
(Dollars in Millions)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Income from continuing operations before income taxes and minority interest	$682	$642	$412	$(11)	$252
(Income) loss related to equity method investees	(61)	(64)	(32)	(12)	(8)

	621	578	380	(23)	244

Add/(deduct):
Fixed Charges	317	338	321	345	392
Interest Capitalized	(27)	(25)	(18)	(14)	(10)
Distributed income of equity method investees	84	125	63	83	39
Minority interest in pre-tax (income) loss	(1)	—	—	3	(2)

Earnings available for fixed charges	$994	$1,016	$746	$394	$663

Fixed Charges:
Interest and other financial charges	$262	$283	$275	$305	$356
Interest factor attributable to rentals(a)	28	30	28	26	26
Interest capitalized	27	25	18	14	10

Total fixed charges	$317	$338	$321	$345	$392

Ratio of earnings to fixed charges	3.14	3.01	2.32	1.14	1.69

Notes:
(a) The interest factor attributable to rentals consists of one-third of rental charges, which is deemed by Starwood to be representative of the interest factor inherent in rents.